4 30-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2002

America Mineral Fields Inc.
(Translation of registrant's name into English)

St. George's House, 15 Hanover Square, London W1S 1HS, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

NEWS RELEASE

AMERICA
MINERAL
FIELDS INC.

St. George's House
15 Hanover Square
London W1S 1HS
England
Tel: ++ 44 (0)20-7355-3552
Fax: ++ 44-(0)20-7355-3554
Website:www.am-min.com
Email: london@am-min.com

AMZ REACHES AGREEMENT ON DIAMOND CONCESSIONS IN ANGOLA

FOR IMMEDIATE RELEASE **TRADING: TSE:AMZ**

London, UK, April 29, 2002 -America Mineral Fields ("AMZ") is pleased to announce that its wholly owned subsidiary, IDAS Resources NV ("IDAS") has finalised a heads of agreement with Endiama EP ("Endiama"), the Angolan state-owned diamond company and Twins, a company representing private sector Angolan interests. This heads of agreement governs the ownership structure for the two diamond licences granted to IDAS and Endiama as announced in October 2001.

Under the terms of this agreement, IDAS, will own 51% of the share capital of a new joint venture company ("Newco") for the period of time that any shareholder loans made to Newco by IDAS remain outstanding. Endiama will own 36% and Twins will own 13%. Once these shareholder loans have been repaid in full, together with any accrued interest, IDAS's equity interest will be reduced to 49%, Endiama will own 38% and Twins 13%. IDAS will, however, be entitled to vote 2% of the shares owned by Twins, ensuring IDAS absolute voting control at all times.

The agreement governs other issues such as access to technical information owned by Endiama and identifies those subjects that will be addressed in the shareholders' agreement and articles of association of Newco.

The agreement will be executed by all parties once it has received formal approval from the Angolan Council of Ministers, which approval is expected to be received by the end of April 2002.

In October 2001, IDAS was granted the rights to two licences in the Lunda Norte and Malange regions of Angola, which include an approximately 100 kms length of the Cuango river valley. The southern part of these licenses has a long history of diamond production and the northern part is considered to be highly prospective for alluvial diamonds.

Tim Read, President and CEO of AMZ, said "This agreement is a major milestone in bringing forward the development of our Angolan diamond licences. Recent political developments in Angola give us increased confidence that an evaluation programme can start as soon as the joint venture agreement is finalised, which we hope will be in the next two months. Angola has moved rapidly towards a more peaceful environment, following the death of Jonas Savimbi in February."

For further information please contact:

London		***North America***	
Tim Read -	***Chief Executive Officer***	***Bernard Vavala***	***Chairman***
Telephone	***020 73553552***	***Telephone***	***1-843-768-2411***
		Facsimile	***1-843-768-2415***
E-mail	***london@am-min.com***	***E-mail***	***chairman@am-min.com***

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for diamond exploration in Angola and the expected results of this work. Information concerning the plans of the Company may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the Company's periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date May 6, 2002

By: ____________________
(Print) Name: Paul C. MacNeill
Title: Director